LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

601 THIRTEENTH STREET, N.W.
SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

TELEPHONE: (1-202) 626-3600
FACSIMILE: (1-202) 639-9355

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG



May 20, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005



Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the reviewed financial statements of Sahaviriya Industries PLC and subsidiary for the quarter ended March 31, 2002 submitted to the Stock Exchange of Thailand on May 14, 2002.

Please contact Adedayo Idowu of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

Enclosure



P

dw 5/29

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
**SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED**

SSI

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http://www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421



Our Ref: SEC.042/2002 May 14, 2002

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2002 and explanation of difference in result of operation for the quarter ended March 31, 2002 and 2001

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended March 31, 2002 and 2001 which is higher than 20 percent as follows:

1) The company realized 5,011.0 million Baht revenue from sale of hot rolled coils (476,158 metric tonne at an averaged selling price of 10,524 Baht/MT), higher than 2,593.7 million Baht revenue during the same period in 2001 (244,621 MT at an averaged price of 10,603 Baht/MT). The company also recorded 64.5 million Baht sales of steel scrap compared with 57.6 million Baht during the same period of last year. The company and subsidiaries registered a gross profit from sales and service of 790.7 million Baht, compared with 150.6 million Baht gross profit from sales and service during the same period in 2001.

   The company and subsidiaries recorded 22.8 million Baht in other revenue (which included 8.0 million Baht gain from foreign exchange), while during the same period in 2001 the company recorded 12.4 million Baht in other revenue

2) Selling and administrative expenses of the company and subsidiaries amounted to 269.1 million Baht, compared with 135.9 million during the same period of last year Baht (which includes 32.9 million Baht loss from foreign exchange).

3) The company and subsidiaries registered 544.3 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 27.1 million Baht during the same period in 2001.

4) Interest expenses on short-term and long-term loan totaled 229.2 million Baht (consisting of 220.5 and 8.7 million Baht interest of the company and subsidiaries, respectively), lower than 268.7 million Baht interest expense during the same period in 2001 (consisting of 255.9 and 12.8 million Baht interest of the company and subsidiaries, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.7 million Baht, compared with 0.5 million Baht during the same period in 2001.

6) The company and subsidiaries recorded gain before minority interest of 312.4 million Baht, compared with 242.2 million Baht loss during the same period in 2001.

7) After minority interest, the company and subsidiries realized a net profit of 289.3 million Baht, compared with a net loss of 249.2 million Baht during the same period last year.

From the above factors, the company's business operation in the quarter ended March 31, 2002 resulted in a net profit compared with a net loss during the same period in 2001 more than 20 percent, mainly due to increase in sales volume, metal spread between selling price and raw material cost though interest expenses is higher.

For your consideration.

Yours faithfully,

| | |
|---|---|
| - Signature - | - Signature - |
| Mr. Adisak Lowjun | Mr. Kamol Juntima |
| Authorized Director | Authorized Director |

Deloitte
Touche
Tohmatsu

*SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES*

*Interim Financial Statements*

*Quarter ended March 31, 2002*

**Deloitte Touche Tohmatsu**
**Jaiyos Co., Ltd.**
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

**Deloitte**
**Touche**
**Tohmatsu**

## REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**TO THE BOARD OF DIRECTORS**
**SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED**

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at March 31, 2002 and the related consolidated and Company's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2001, and expressed an unqualified opinion in our report dated February 1, 2002 with an emphasis paragraph regarding the prices of hot rolled steel affecting the Company and subsidiaries' operation and the Board of Investment's announcement to impose the surcharges on imported hot rolled steel dated January 25, 2002 which affected the increase in domestic customers' orders. The consolidated and Company's balance sheets as at December 31, 2001, presented herein for comparison, have been derived from such financial statements which we have audited and reported. We have not performed any other audit procedures subsequent to such report date. In addition, the said imposition is in effect within the period as stated in the second paragraph of Note 2 to the interim financial statements.

Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
**DELOITTE TOUCHE TOHMATSU JAIYOS**

**BANGKOK**
April 26, 2002

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | "Unaudited" | | "Unaudited" | |
| | As at March 31 2002 | As at December 31 2001 | As at March 31 2002 | As at December 31 2001 |
| **ASSETS** | | | | |
| CURRENT ASSETS | | | | |
| Cash and cash equivalents | 233,116 | 193,826 | 8,936 | 4,067 |
| Accounts and notes receivable | | | | |
| Related parties | 964,034 | 889,061 | 877,705 | 802,530 |
| Others | 846,578 | 706,025 | 837,517 | 702,207 |
| | 1,810,612 | 1,595,086 | 1,715,222 | 1,504,737 |
| Less Allowance for doubtful accounts | (471,431) | (471,431) | (393,888) | (393,888) |
| Accounts and notes receivable - net | 1,339,181 | 1,123,655 | 1,321,334 | 1,110,849 |
| Short-term loans and advances to related parties (Note 13.2) | - | 42 | - | 45 |
| Inventories (Note 6) | 5,111,272 | 4,879,720 | 5,122,690 | 4,895,868 |
| Other current assets | | | | |
| Advance payments | 32,625 | 16,934 | 32,556 | 16,880 |
| Value-added-tax refundable claims | - | 15,553 | - | 15,553 |
| Other receivables | 4,246 | 2,424 | 4,304 | 2,556 |
| Deposit at bank used as collateral (Note 5) | 16,200 | 16,200 | - | - |
| Others | 62,488 | 22,593 | 53,902 | 15,133 |
| Total Current Assets | 6,799,128 | 6,270,947 | 6,543,722 | 6,060,951 |
| NON-CURRENT ASSETS | | | | |
| Investments using the equity method (Note 13.1) | 561,621 | 561,621 | 943,689 | 916,462 |
| Property, plant and equipment-net (Note 7) | 15,801,557 | 15,992,899 | 14,427,206 | 14,609,369 |
| Others non-current assets (Note 8) | 10,714 | 9,402 | 8,116 | 7,219 |
| Total Non-Current Assets | 16,373,892 | 16,563,922 | 15,379,011 | 15,533,050 |
| TOTAL ASSETS | 23,173,020 | 22,834,869 | 21,922,733 | 21,594,001 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | "Unaudited" | | "Unaudited" | |
| | As at March 31 2002 | As at December 31 2001 | As at March 31 2002 | As at December 31 2001 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| CURRENT LIABILITIES | | | | |
| Bank overdrafts and short-term loans from financial institutions (Note 9) | | | | |
| Short-term loans | 1,740,000 | 1,800,000 | 1,740,000 | 1,800,000 |
| Trade finance loans | 831,596 | 340,218 | 831,596 | 340,218 |
| Accounts and notes payable | 649,914 | 1,129,407 | 657,962 | 1,142,684 |
| Current portion of long-term loans (Note 10) | 86,060 | 83,271 | - | - |
| Current portion of long-term liabilities | 5,528 | 5,295 | - | - |
| Other current liabilities | | | | |
| Accrued expenses | 151,867 | 121,454 | 162,955 | 131,663 |
| Others | 50,946 | 28,776 | 34,105 | 15,847 |
| Total Current Liabilities | 3,515,911 | 3,508,421 | 3,426,618 | 3,430,412 |
| NON-CURRENT LIABILITIES | | | | |
| Long-term loans (Note 10) | 12,336,112 | 12,285,757 | 11,459,034 | 11,384,674 |
| Convertible debentures (Note 11) | 2,566,150 | 2,537,026 | 2,566,150 | 2,537,026 |
| Others non-current liabilities | | | | |
| Obligations under hire-purchase agreements | 3,575 | 2,805 | - | - |
| Payable for purchase of land | 4,250 | 5,000 | - | - |
| Total Non-Current Liabilities | 14,910,087 | 14,830,588 | 14,025,184 | 13,921,700 |
| TOTAL LIABILITIES | 18,425,998 | 18,339,009 | 17,451,802 | 17,352,112 |

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | "Unaudited" | | "Unaudited" | |
| | As at March 31 2002 | As at December 31 2001 | As at March 31 2002 | As at December 31 2001 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)** | | | | |
| SHAREHOLDERS' EQUITY | | | | |
| SHARE CAPITAL | | | | |
| Authorized share capital | | | | |
| 1,310,150,000 ordinary shares of Baht 10.00 each | 13,101,500 | 13,101,500 | 13,101,500 | 13,101,500 |
| Issued and paid-up share capital | | | | |
| 853,000,000 ordinary shares of Baht 10.00 each, fully paid | 8,530,000 | 8,530,000 | 8,530,000 | 8,530,000 |
| ADDITIONAL PAID-IN CAPITAL | | | | |
| Premium on ordinary shares capital | 3,600,000 | 3,600,000 | 3,600,000 | 3,600,000 |
| Unrealized increment per assets appraisal (Note 7) | 4,933,125 | 4,993,350 | 4,933,125 | 4,993,350 |
| DISCOUNT ON CAPITAL | | | | |
| Discount on ordinary shares capital | (3,600,000) | (3,600,000) | (3,600,000) | (3,600,000) |
| RETAINED EARNINGS (DEFICIT) | | | | |
| Unappropriated (Deficit) | (8,992,194) | (9,281,461) | (8,992,194) | (9,281,461) |
| Total Company Shareholders' Equity | 4,470,931 | 4,241,889 | 4,470,931 | 4,241,889 |
| MINORITY INTEREST | 276,091 | 253,971 | - | - |
| Total Shareholders' Equity | 4,747,022 | 4,495,860 | 4,470,931 | 4,241,889 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 23,173,020 | 22,834,869 | 21,922,733 | 21,594,001 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 |
| REVENUES | | | | | |
| Revenues from the sales of goods | | 5,075,506 | 2,651,306 | 5,075,506 | 2,651,306 |
| Revenues from the rendering of services | | 47,367 | 37,247 | - | - |
| Other income | | | | | |
| Gain on exchange | | 7,958 | - | 7,958 | - |
| Others | | 14,841 | 12,403 | 16,569 | 13,237 |
| Share of profit from investment using the equity method | | - | - | 28,258 | 8,741 |
| Total Revenues | | 5,145,672 | 2,700,956 | 5,128,291 | 2,673,284 |
| EXPENSES | | | | | |
| Cost of the sales of goods | | 4,269,881 | 2,489,871 | 4,360,705 | 2,545,798 |
| Cost of the rendering of services | | 62,301 | 48,098 | - | - |
| Selling and administrative expenses | | 245,395 | 101,919 | 234,354 | 86,943 |
| Other expenses | | 22,773 | 33,028 | 22,659 | 32,973 |
| Directors' remuneration | | 980 | 980 | 840 | 840 |
| Total Expenses | | 4,601,330 | 2,673,896 | 4,618,558 | 2,666,554 |
| PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX | | 544,342 | 27,060 | 509,733 | 6,730 |
| INTEREST EXPENSES | | 229,221 | 268,755 | 220,466 | 255,902 |
| INCOME TAX EXPENSES | | 2,744 | 549 | - | - |
| PROFIT (LOSS) AFTER TAX | | 312,377 | (242,244) | 289,267 | (249,172) |
| NET PROFIT OF MINORITY INTEREST | | (23,110) | (6,928) | - | - |
| NET PROFIT (LOSS) | | 289,267 | (249,172) | 289,267 | (249,172) |
| BASIC EARNINGS (LOSS) PER SHARE | BAHT | 0.34 | (0.29) | 0.34 | (0.29) |
| WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES | '000 SHARES | 853,000 | 853,000 | 853,000 | 853,000 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | Ordinary Share Capital | Additional Paid-in Capital | Unrealized Increment per Assets Appraisal | Discount on Capital | Unappropriated Retained Earnings (Deficit) | Minority Interest | Total |
|---|---|---|---|---|---|---|---|
| Beginning balance, January 1, 2001 | 8,530,000 | 3,600,000 | 5,143,690 | (3,600,000) | (8,651,805) | 276,052 | 5,297,937 |
| Amortization | - | - | (35,533) | - | - | - | (35,533) |
| Net loss | - | - | - | - | (249,172) | - | (249,172) |
| Minority interest increase | - | - | - | - | - | 5,938 | 5,938 |
| Ending balance, March 31, 2001 | 8,530,000 | 3,600,000 | 5,108,157 | (3,600,000) | (8,900,977) | 281,990 | 5,019,170 |
| Beginning balance, January 1, 2002 | 8,530,000 | 3,600,000 | 4,993,350 | (3,600,000) | (9,281,461) | 253,971 | 4,495,860 |
| Amortization | - | - | (60,225) | - | - | - | (60,225) |
| Net income | - | - | - | - | 289,267 | - | 289,267 |
| Minority interest increase | - | - | - | - | - | 22,120 | 22,120 |
| Ending balance, March 31, 2002 | 8,530,000 | 3,600,000 | 4,933,125 | (3,600,000) | (8,992,194) | 276,091 | 4,747,022 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | Ordinary Share Capital | Additional Paid-in Capital | Unrealized Increment per Assets Appraisal | Discount on Capital | Unappropriated Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|
| Beginning balance, January 1, 2001 | 8,530,000 | 3,600,000 | 5,276,409 | (3,600,000) | (8,651,805) | 5,154,604 |
| Amortization | - | - | (168,252) | - | - | (168,252) |
| Net loss | - | - | - | - | (249,172) | (249,172) |
| Ending balance, March 31, 2001 | 8,530,000 | 3,600,000 | 5,108,157 | (3,600,000) | (8,900,977) | 4,737,180 |
| Beginning balance, January 1, 2002 | 8,530,000 | 3,600,000 | 4,993,350 | (3,600,000) | (9,281,461) | 4,241,889 |
| Amortization | - | - | (60,225) | - | - | (60,225) |
| Net income | - | - | - | - | 289,267 | 289,267 |
| Ending balance, March 31, 2002 | 8,530,000 | 3,600,000 | 4,933,125 | (3,600,000) | (8,992,194) | 4,470,931 |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income (loss) | 289,267 | (249,172) | 289,267 | (249,172) |
| Items to reconcile net income (loss) to | | | | |
| net cash flows from operations : | | | | |
| Doubtful accounts (Reversal) | (58) | 5,398 | - | - |
| Depreciation | 140,117 | 103,343 | 123,712 | 89,377 |
| Amortization | - | 355 | - | 277 |
| Provision for diminution in value of inventories | 90,103 | - | 90,103 | - |
| Additional interest on debt restructuring | 103,110 | 42,413 | 103,484 | 39,364 |
| Realized gain on exchange | (17,296) | (19,430) | (17,296) | (19,430) |
| Unrealized loss on exchange | 11,653 | 55,661 | 11,653 | 55,661 |
| Gain on sales of property, plant and equipment | (1,819) | - | (1,819) | - |
| Loss on disposal of property, plant and equipment | 23,153 | 95 | 23,039 | 40 |
| Share of profit from investment using the equity method | - | - | (28,258) | (8,741) |
| Net profit of minority interest | 23,110 | 6,928 | - | - |
| Net income (loss) from operations before changes in operating assets and liabilities | 661,340 | (54,409) | 593,885 | (92,624) |
| Operating assets (increase) decrease | | | | |
| Accounts and notes receivable - related parties | (74,973) | 106,193 | (75,176) | 104,507 |
| Accounts and notes receivable - others | (140,762) | (68,681) | (135,519) | (67,591) |
| Inventories | (321,655) | 295,230 | (316,924) | 298,695 |
| Short-term loans and advances to related parties | 42 | 148 | 45 | - |
| Advance payments | (15,691) | 28,889 | (15,675) | 3,466 |
| Valued-added-tax refundable claims | 15,553 | - | 15,553 | - |
| Other receivables | (1,764) | (985) | (1,748) | (630) |
| Other current assets - others | (39,896) | (18,087) | (38,770) | (17,499) |
| Other non-current assets | (1,443) | 1,813 | (1,028) | (337) |

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED) | | | | |
| Operating liabilities increase (decrease) | | | | |
| Accounts and notes payable | (475,251) | (184,461) | (480,481) | (154,822) |
| Accrued expenses | 30,414 | 31,627 | 31,293 | 26,534 |
| Other current liabilities | 22,189 | 16,142 | 18,405 | 11,996 |
| Net cash provided by (used in) operating activities | (341,897) | 153,419 | (406,140) | 111,695 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | | |
| Short-term loan to related company decrease | - | - | - | 168 |
| Purchases of property, plant and equipment | (33,360) | (85,447) | (25,022) | (36,330) |
| Proceeds from sales of property, plant and equipment | 3,057 | 5 | 3,057 | - |
| Net cash used in investing activities | (30,303) | (85,442) | (21,965) | (36,162) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | |
| Short-term loans decrease | (60,000) | (95,000) | (60,000) | (95,000) |
| Trade finance loans increase | 493,649 | 44,920 | 493,649 | 44,920 |
| Repayment of long-term loans | (20,843) | - | - | - |
| Repayment of obligations under hire-purchase agreements | (1,316) | - | (675) | - |
| Net cash provided by (used in) financing activities | 411,490 | (50,080) | 432,974 | (50,080) |
| Net increase in cash and cash equivalents | 39,290 | 17,897 | 4,869 | 25,453 |
| Cash and cash equivalents as at January 1 | 193,826 | 155,373 | 4,067 | 3,957 |
| **Cash and cash equivalents as at March 31** | 233,116 | 173,270 | 8,936 | 29,410 |
| **Supplemental cash flow information:** | | | | |
| Cash paid for interest | 121,602 | 222,650 | 112,801 | 212,699 |
| **Non-cash transactions:** | | | | |
| Vehicles acquired under hire-purchase agreements | 1,770 | - | - | - |

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS ENDED MARCH 31, 2002 AND 2001
"UNAUDITED"

## 1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

In 1999, the Company and Prachuap Port Company Limited entered into debt restructuring agreements with their financial institution lenders. The Company and subsidiary's abilities to perform under the restructuring is dependent on their continuing abilities to attain profitable operations.

## 2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

On November 13, 2000, the group of manufacturers of the steel industry of the United States of America filed a petition with the United States of America's International Trade Commission to initiate an investigation regarding the antidumping and countervailing duty of sales of hot-rolled coils in the United States of America. Antidumping and countervailing duty investigations were filed against 11 countries and 5 countries, respectively. Thailand was included in both antidumping and countervailing duty investigations. The investigation was completed on September 24, 2001 by the Ministry of Commerce of the United States of America. As a result of the investigation, the Company is required to pay punitive import duties for the antidumping and countervailing, in addition to current prevailing import duty rates. This resulted in significantly decrease in export sale volume in 2001 and the decrease in selling prices of hot rolled steel due to low global prices.

However, the Government, by the Board of Investment, issued the announcement dated January 25, 2002 regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months, which resulted in the increase in domestic customers' orders. In addition, the selling prices of hot rolled steel also have the tendency to increase.

## 3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

3.1 The interim consolidated and Company's financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544, and in accordance with accounting principles and practices generally accepted in Thailand.

The brief particulars in the financial statements are shown in accordance with the Notification of the Department of Commercial Registration dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements for 2001" and the financial statements for the quarter ended March 31, 2001 have been reclassified to conform to classifications used in the financial statements for the quarter ended March 31, 2002.

.../2

3.2 The results of operations for the quarter ended March 31, 2002 are not necessarily indicative of the operating results anticipated for the full year.

3.3 The balance sheet as at December 31, 2001, presented herein for comparison, has been derived from the financial statements of the Company for the year then ended which have been audited and reclassified to conform to the brief particulars in the balance sheet as at March 31, 2002.

3.4 Certain financial information which is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. In addition, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2001.

3.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.6 Certain reclassifications have been made to the consolidated and Company's financial statements for the year ended December 31, 2001 to conform to the classifications used in the current interim financial statements as follows:

- Accrued income - others of Baht 8.8 million, which was previously included in other receivables, is presented as other current assets.

- Deferred interest expenses on debt restructuring of convertible debentures of Baht 137 million, which was previously included in long-term loan, is included in convertible debentures.

## 4. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2001.

## 5. FIXED DEPOSIT AT BANK

As at March 31, 2002 and December 31, 2001, fixed deposit amounting to Baht 16.2 million is pledged as collateral for letters of guarantee of the bank (see Note 16.2).

## 6. INVENTORIES

Inventories consist of the following:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | **March 31, 2002 Baht'000** | **December 31, 2001 Baht'000** | **March 31, 2002 Baht'000** | **December 31, 2001 Baht'000** |
| Finished goods | 893,562 | 1,176,296 | 900,982 | 1,185,125 |
| Raw materials | 1,493,887 | 1,829,244 | 1,504,831 | 1,842,036 |
| Spare parts and consumable goods | 873,888 | 853,940 | 866,942 | 848,467 |
| Goods in transit | 1,940,038 | 1,020,240 | 1,940,038 | 1,020,240 |
| | 5,201,375 | 4,879,720 | 5,212,793 | 4,895,868 |
| Less Provision for loss on diminution in value of spare parts and consumable goods | (90,103) | - | (90,103) | - |
| | 5,111,272 | 4,879,720 | 5,122,690 | 4,895,868 |

As at March 31, 2002 and December 31, 2001, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Note 9).

## 7. PROPERTY, PLANT AND EQUIPMENT - NET

7.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks and long-term loans (see Notes 9, 10 and 11).

*Tug boats are mortgaged as collateral for long-term loans of a related company.*

7.2 In 1997, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to appraise the new plant facilities and in 1998, Prachuap Port Company Limited engaged such company to appraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 22, 1997 and September 25, 1998, respectively.

The results of the appraisals were as follows:

| | **Baht : '000** |
|---|---|
| Appraisal increment - Land | 227,860 |
| Appraisal increment - Buildings | 221,023 |
| Appraisal increment - Machinery | 4,467,629 |
| Appraisal increment - Berth and facilities | 201,525 |

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at March 31, 2002 and December 31, 2001, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

| | CONSOLIDATED AND THE COMPANY ONLY March 31, 2002 | | | | |
|---|---|---|---|---|---|
| | Land Baht'000 | Building Baht'000 | Machinery Baht'000 | Berth Baht'000 | Total Baht'000 |
| Unrealized increment per assets appraisal of : | | | | | |
| The Company | 227,860 | 159,835 | 3,894,093 | - | 4,281,788 |
| The subsidiary | - | - | - | 89,716 | 89,716 |
| The related company | - | - | 561,621 | - | 561,621 |
| | 227,860 | 159,835 | 4,455,714 | 89,716 | 4,933,125 |

| | CONSOLIDATED AND THE COMPANY ONLY December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Land Baht'000 | Building Baht'000 | Machinery Baht'000 | Berth Baht'000 | Total Baht'000 |
| Unrealized increment per assets appraisal of : | | | | | |
| The Company | 227,860 | 163,262 | 3,949,860 | - | 4,340,982 |
| The subsidiary | - | - | - | 90,747 | 90,747 |
| The related company | - | - | 561,621 | - | 561,621 |
| | 227,860 | 163,262 | 4,511,481 | 90,747 | 4,993,350 |

7.3 The Company has the assets which are fully depreciated but still in use as follows:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | March 31, 2002 Baht'000 | December 31, 2001 Baht'000 | March 31, 2002 Baht'000 | December 31, 2001 Baht'000 |
| Cost of assets before fully depreciated but still in use | 291,311 | 274,229 | 214,612 | 217,611 |

7.4 The Company has been affected by the Appeal Court's verdict to demolish its building and structures, having the book value of Baht 24 million, located on the leased land under dispute. Currently, the lessor is appealing to the Supreme Court against the Appeal Court's verdict.

## 8. OTHER NON-CURRENT ASSETS

As at March 31, 2002 and December 31, 2001, other non-current assets include receivable from cancellation of shipbuilding contract as follows:

| | CONSOLIDATED Baht'000 | THE COMPAMY ONLY Baht'000 |
|---|---|---|
| Receivable from cancellation of shipbuilding contract | 167,958 | - |
| Less Allowance for doubtful account | (167,958) | - |
| | - | - |

Receivable from cancellation of shipbuilding contract represents the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million within six installments from January 20, 2002 to July 20, 2003. The subsidiary is currently in the process of preparing the official repayment agreement with the supplier. However, the subsidiary has fully provided for the allowance for doubtful debt due to the uncertainty of the recoverability.

## 9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Short-term loans from financial institutions included the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represent short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 2,564 million which can be adjusted in accordance with the Company's operational performance but not exceeding Baht 4,200 million. The trade financing facilities include letters of credit, trust receipts, promissory notes, bills discounted, packing credits and letters of bank guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds including the pledge of raw materials and finished products owned by the Company to the lenders (see Note 6).

## 10. LONG-TERM LOANS

Long-term loans consist of the following:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | March 31 2002 Baht'000 | December 31 2001 Baht'000 | March 31 2002 Baht'000 | December 31 2001 Baht'000 |
| Loan repayable semi-annually from December 2004 onwards | 10,848,769 | 10,848,769 | 10,848,769 | 10,848,769 |
| Loan repayable monthly from May 2002 - 2004 and semi-annually from June 2003 onwards | 832,500 | 832,500 | - | - |
| Loan repayable monthly from April 2001 onwards | 5,538 | 26,380 | - | - |
| Loan which may be forgiven | 112,959 | 112,959 | - | - |
| | 11,799,766 | 11,820,608 | 10,848,769 | 10,848,769 |
| Less Current portion | (86,060) | (83,271) | - | - |
| | 11,713,706 | 11,737,337 | 10,848,769 | 10,848,769 |
| Deferred interest expenses | 622,406 | 548,420 | 610,265 | 535,905 |
| | 12,336,112 | 12,285,757 | 11,459,034 | 11,384,674 |

.../6

Such long-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Deferred interest expenses represent the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

The debt restructuring agreement contains certain covenants prohibiting dividend payments before July 1, 2002 and before the Company prepays or repays certain amounts of principal of long-term loans.

## 11. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | March 31 2002 | December 31 2001 | March 31 2002 | December 31 2001 |
| | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| Convertible debentures | 2,400,000 | 2,400,000 | 2,400,000 | 2,400,000 |
| Deferred interest expenses | 166,150 | 137,026 | 166,150 | 137,026 |
| | 2,566,150 | 2,537,026 | 2,566,150 | 2,537,026 |

Convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds.

Equity component part of convertible debentures has not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured at the issuance date. In addition, the likelihood that the conversion option would be exercised is low as the market price of the Company's share on the issuance date and up to now is less than the initial conversion price.

For the quarters ended March 31, 2002 and 2001, the initial conversion price is greater than the average fair value of ordinary shares, therefore, no convertible debentures have been exercised as of these dates and the diluted earnings per share is not presented.

## 12. FOREIGN EXCHANGE RISK MANAGEMENT

Assets and liabilities denominated in foreign currencies consist of the following:

| | | CONSOLIDATED AND THE COMPANY ONLY | |
|---|---|---|---|
| | | March 31 2002 | December 31 2001 |
| Assets | - US Dollar | 3,148,020 | 3,011,580 |
| Liabilities | - US Dollar | 29,725,168 | 16,414,694 |
| | - Italian Lira | 94,776,995 | 313,772,595 |
| | - Deutsche Mark | 26,479 | 41,349 |
| | - Yen | 822,300 | 637,600 |
| | - Euro | 141,536 | 98,372 |
| | - Pound Sterling | 1,980 | 69,121 |

As at March 31, 2002 and December 31, 2001, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2002, however, the Company entered into hedging contracts for liabilities which are due in 2002 of US$ 16.5 million and US$ 24.7 million, respectively.

## 13. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

13.1 Investments in subsidiary, associated, and related companies

| | Types of business | Relationship | Issued and paid up Capital Baht'000 | % of shareholding | March 31, 2002 Cost Baht'000 | Equity Baht'000 | Consolidated Baht'000 | Dividend Amount Baht'000 |
|---|---|---|---|---|---|---|---|---|
| **Subsidiary companies** | | | | | | | | |
| West Coast Engineering Company Limited | Maintenance services | Shareholder | 75,000 | 99.99 | 75,000 | 94,708 | - | - |
| Prachuap Port Company Limited | Deep - sea port services | Shareholder | 400,000 | 51.00 | 204,000 | 287,360 | - | - |
| **Related companies** | | | | | | | | |
| Thai Coated Steel Sheet Company Limited | Producer of electro - galvanized coils | Shareholder | 2,206,900 | 3.70 | 293,999 | - | - | - |
| Thai Cold Rolled Steel Sheet Public Company Limited | Producer of cold rolled coils | Shareholder | 10,703,000 | 8.77 | 938,125 | 561,621 | 561,621 | - |
| | | | | | 1,511,124 | 943,689 | 561,621 | - |

| | Types of business | Relationship | Issued and paid up capital Baht'000 | % of shareholding | December 31, 2001 Cost Baht'000 | Equity Baht'000 | Consolidated Baht'000 | Dividend Amount Baht'000 |
|---|---|---|---|---|---|---|---|---|
| **Subsidiary companies** | | | | | | | | |
| West Coast Engineering Company Limited | Maintenance services | Shareholder | 75,000 | 99.99 | 75,000 | 90,504 | - | - |
| Prachuap Port Company Limited | Deep - sea port services | Shareholder | 400,000 | 51.00 | 204,000 | 264,337 | - | - |
| **Related companies** | | | | | | | | |
| Thai Coated Steel Sheet Company Limited | Producer of electro - galvanized coils | Shareholder | 2,206,900 | 3.70 | 293,999 | - | - | - |
| Thai Cold Rolled Steel Sheet Public Company Limited | Producer of cold rolled coils | Shareholder | 10,703,000 | 8.77 | 938,125 | 561,621 | 561,621 | - |
| | | | | | 1,511,124 | 916,462 | 561,621 | - |

13.2 Loans and advances between the Company and subsidiary, associated, and related companies

| | Balance as at December 31, 2001 Baht'000 | Additions Baht'000 | Repayments/ Settlements Baht'000 | Balance as at March 31, 2002 Baht'000 |
|---|---|---|---|---|
| **CONSOLIDATED** | | | | |
| Short-term loans to related party | | | | |
| - SV Marine Company Limited | 63,000 | - | - | 63,000 |
| Less Allowance for doubtful account | (63,000) | - | - | (63,000) |
| | - | - | - | - |
| Advances to related parties | 42 | - | (42) | - |
| | 42 | - | (42) | - |
| **Total** | 42 | | | - |
| **THE COMPANY ONLY** | | | | |
| Advances | | | | |
| - Subsidiary | 3 | - | (3) | - |
| - Related parties | 42 | - | (42) | - |
| **Total** | 45 | - | (45) | - |

Prachuap Port Company Limited has stopped recognizing interest income from SV Marine Company Limited and provided the allowance for doubtful accounts in full since 1998.

13.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | March 31, 2002 Baht'000 | December 31, 2001 Baht'000 | March 31, 2002 Baht'000 | December 31, 2001 Baht'000 |
| Accounts and notes receivable, net of allowance for doubtful accounts | 886,491 | 811,518 | 877,705 | 802,530 |
| Other receivables | 572 | 199 | 729 | 357 |
| Other current assets | 15,286 | 9,081 | 14,934 | 8,839 |
| Other assets | 4,840 | 4,840 | 3.591 | 3,591 |
| Accounts payable | 14,871 | 14,809 | 40,828 | 44,597 |
| Accrued expenses | 39,244 | 28,835 | 53,859 | 43,064 |

Transactions with related companies in the statement of income are mainly as follows:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | For the quarter ended March 31 | | | |
| | 2002 | 2001 | 2002 | 2001 |
| | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| Sales | 1,931,219 | 1,082,056 | 1,931,219 | 1,082,056 |
| Service income | 21,834 | 18,405 | - | - |
| Other income | 40,209 | 33,237 | 40,986 | 34,541 |
| Cost of sales | 26,372 | 22,563 | 113,752 | 75,927 |
| Selling and administrative expenses | 101,057 | 47,473 | 106,384 | 49,619 |
| Interest expenses | - | 2,289 | - | 2,289 |

The Company has policies to sell the products to shareholders' group and related companies at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

.../10

## 14. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

14.1 As at March 31, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging as follows:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | Number of accounts | Amount Baht'000 | Number of accounts | Amount Baht'000 |
| Over 12 months | 7 | 471,431 | 5 | 393,888 |
| Total | | 471,431 | | 393,888 |
| Allowance for doubtful accounts recorded | | 471,431 | | 393,888 |

As at December 31, 2001, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging as follows:

| | CONSOLIDATED | | THE COMPANY ONLY | |
|---|---|---|---|---|
| | Number of accounts | Amount Baht'000 | Number of accounts | Amount Baht'000 |
| 3 - 6 months | 1 | 3,630 | 1 | 3,630 |
| 6 - 12 months | 1 | 1,691 | - | - |
| Over 12 months | 7 | 469,751 | 5 | 393,888 |
| Total | | 475,072 | | 397,518 |
| Allowance for doubtful accounts recorded | | 471,431 | | 393,888 |

14.2 On April 23, 2000, the Board of Directors' meeting of the Company passed a resolution approving the transfer of 28 plots of land with a total area of approximately 239 Rais located adjacent to the Company's land as a settlement of debt owed by a related company at an agreed price of approximately Baht 287 million, which is lower than a fair market value reported by an independent appraiser. The transfers have incurred since 2000. In 2001, the additional land title deeds with a total area of approximately 29 Rais for a total value of approximately Baht 34 million were transferred to the Company to settle the remaining debt owed by the related company. Thus, the total area of land title deeds actually transferred was 220 Rais for a total value of approximately Baht 265 million.

14.3 As at March 31, 2002 and December 31, 2001, Prachuap Port Company Limited has a loan to a related company without collateral with accrued interest totaling Baht 63 million. The loan has been inactive since 1996. The subsidiary, therefore, provided the allowance for doubtful accounts of such loan in full in 1998 and has filed for the legal process.

14.4 As at March 31, 2002 and December 31, 2001, Prachuap Port Company Limited has advance and loan to director without collateral amounting to Baht 6 million which is the remaining balance after the transfer of land as a settlement of debt in 1999, and the subsidiary provided an allowance for doubtful account in full in 1998.

.../11

## 15. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

| | Types of Business | Revenues and other income | | Net income (loss) | |
|---|---|---|---|---|---|
| | | For the quarter ended March 31 | | | |
| | | 2002 Baht'000 | 2001 Baht'000 | 2002 Baht'000 | 2001 Baht'000 |
| Sahaviriya Steel Industries Public Company Limited | Manufacturer of hot rolled coils | 5,128,291 | 2,673,284 | 289,267 | (249,172) |
| West Cost Engineering Company Limited | Maintenance services | 57,774 | 40,889 | 6,038 | 1,271 |
| Prachuap Port Company Limited | Deep-sea port services | 82,352 | 55,179 | 42,461 | 12,457 |
| | | 5,268,417 | 2,769,352 | 337,766 | (235,444) |
| Less Inter-company transactions | | (122,745) | (68,396) | (25,389) | (6,800) |
| | | 5,145,672 | 2,700,956 | 312,377 | (242,244) |
| Less Minority interest in net income | | | | (23,110) | (6,928) |
| Net income (loss) | | | | 289,267 | (249,172) |

## 16. COMMITMENTS AND CONTINGENCIES

16.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment and related expenses amounting to approximately Baht 248 million and Baht 236 million as at March 31, 2002 and December 31, 2001, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 31.7 million and US$ 44 million as at March 31, 2002 and December 31, 2001, respectively.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 5.6 million and Baht 8.47 million as at March 31, 2002 and December 31, 2001, respectively.

16.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 93.5 million as at March 31, 2002 and December 31, 2001.